Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us, our management, as well as financial statements. We intend to conduct a public offering of the securities described herein in the United States pursuant to our prospectus supplement and the accompanying prospectus contained in the registration statement on Form F-3 filed with the U.S Securities and Exchange Commission on December 16, 2022.

This announcement may contain ‘forward-looking statements’ with respect to certain of the Company’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about the Company’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. The Company expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to applicable rules of the U.S. Securities and Exchange Commission, the Hong Kong Stock Exchange or other applicable laws and regulations.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

(Nasdaq Stock Ticker: BZ)

ANNOUNCEMENT OF OFFER PRICE

FULL EXERCISE OF OFFER SIZE ADJUSTMENT OPTION

Reference is made to the prospectus dated June 25, 2025 (the “Prospectus”) issued by Kanzhun Limited (看準科技有限公司) (the “Company”). Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Prospectus.

On June 25, 2025, the Company announced that it was conducting the Share Offer comprising (i) the Hong Kong Public Offering of initially 3,000,000 Shares (subject to Reallocation and the Offer Size Adjustment Option), and (ii) the International Offering of initially 27,000,000 Shares (subject to Reallocation and the Offer Size Adjustment Option). As part of the Share Offer, the Company has the Offer Size Adjustment Option under the Hong Kong Underwriting Agreement, pursuant to which the Company may issue any number of Shares up to an aggregate of 4,500,000 additional Offer Shares at the relevant Public Offer Price or International Offer Price.

DETERMINATION OF THE OFFER PRICE

The Company is pleased to announce that the final offer prices for both the Hong Kong Public Offering and the International Offering have been set at HK$66.00 per Offer Share (the “Offer Price”). The Offer Price has been set by the Company out of sincerity, and the Company would like to express gratitude to its investors for their participation in the Share Offer.

Applicants under the Share Offer are required to pay, in addition to the Offer Price for the number of Offer Shares they have subscribed for, brokerage of 1.0%, AFRC transaction levy of 0.00015%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.00565%.

FULL EXERCISE OF OFFER SIZE ADJUSTMENT OPTION

The Offer Size Adjustment Option has been fully exercised by the Company on June 30, 2025 after consultation with the Overall Coordinators, pursuant to which the Company is issuing and allotting 4,500,000 additional Offer Shares at the Offer Price.

USE OF PROCEEDS

Based on the Offer Price, the net proceeds from the Share Offer (after full exercise of the Offer Size Adjustment Option) are estimated to be approximately HK$2,199.9 million (US$280.3 million), after deducting estimated underwriting fees and other expenses payable, based on an exchange rate of US$1.00 = HK$7.8499.

We plan to use the net proceeds over the next three years for the following purposes:

•	Approximately 45% of the net proceeds (approximately HK$990.0 million) will be used in the investment in technology and related infrastructure.

•	Approximately 35% of the net proceeds (approximately HK$770.0 million) will be used in the development of new business initiatives.

•	Approximately 10% of the net proceeds (approximately HK$220.0 million) will be used in strategic acquisitions or investment opportunities that could have a synergistic effect with our existing business and support our growth strategies.

•	Approximately 10% of the net proceeds (approximately HK$220.0 million) will be used for working capital and general corporate purposes such as talent recruitment and retention, and other administrative uses to support the business operation.

For details of the use of proceeds, please refer to the section headed “Business, Reasons for the Share Offer and Use of Proceeds – Reasons for the Share Offer and Use of Proceeds” in the Prospectus.

Potential investors of the Offer Shares should note that the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters) shall be entitled to terminate their obligations under the Hong Kong Underwriting Agreement with immediate effect upon the occurrence of the events set out in and in accordance with the paragraph headed “Underwriting – 2. Underwriting Arrangements and Expenses – 2.1 Public Offer – Hong Kong Underwriting Agreement” in the Prospectus at any time prior to 8:00 a.m. (Hong Kong time) on the closing date (which is currently expected to be on July 4, 2025).

Assuming the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. in Hong Kong on July 4, 2025, it is expected that dealings in the Offer Shares on the Hong Kong Stock Exchange will commence at 9:00 a.m. (Hong Kong time) on July 4, 2025.

The Company expects to make a further announcement regarding the level of indications of interest in the International Offering, the level of applications under the Hong Kong Public Offering and the basis of allocation of the Hong Kong Offer Shares on July 3, 2025.

Completion of the transactions contemplated under the Hong Kong Underwriting Agreement and the International Underwriting Agreement (including the Share Offer) is subject to such agreements not being terminated in accordance with the terms thereof and the satisfaction of the conditions precedent under the respective agreement. Therefore, the Share Offer may or may not proceed to completion. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and other securities of the Company.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 30, 2025

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li, Ms. Mengyuan Dong and Ms. Hongyu Liu as the independent non-executive Directors.

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